JPMorgan Value Opportunities Fund, Inc.
1101 Vermont Avenue, NW
Washington, DC 20005

October 23, 2009

Via EDGAR

Mr. Vincent J. Di Stefano
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           JPMorgan Value Opportunities Fund, Inc. (the “Fund”); File Nos. 2-97999 and 811-4321

Dear Mr. Di Stefano:

This letter is in response to oral comments we received from you on September 25, 2009 to the Fund’s Post-Effective Amendment No. 40 to the Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 36 to the Registration Statement under the Investment Company Act of 1940, as amended.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on November 1, 2009.

A.   COMMENTS APPLICABLE TO ALL FUNDS

Shareholder Fees Tables

1.
Comment.  Please change the heading to read “Shareholder Fees (Fees paid directly from your investment)” all on one line and move the % sign that is adjacent to the heading “Shareholder Fees” into the table itself.

Response.  The revisions will be made.

2.	Comment. Please delete all footnotes from the Shareholder Fees Tables including the following:

* The offering price is the net asset value of the shares purchased plus any sales charge.

** Except for purchases of $1 million or more.  Please see “Sales Charges – Class A Shares” on page __ of the prospectus.

*** For Class B Shares purchased prior to 2/19/05, the deferred sales charge is based on the redemption proceeds or original cost of the shares, whichever is less.

Response.  The Funds will delete the first footnote, but believe that the remaining footnotes are important disclosure which should be included directly following the shareholder fee tables.  With regard to the second footnote, we believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund.  The footnote alerts shareholders to an important exception to the general fact that Class A shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders.  Finally, the last footnote is necessary so that certain shareholders understand how their deferred charge will be calculated.

Annual Fund Operating Expense Tables

3.
Comment.  Please change the heading to read “Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment).”  In addition, please move the % sign that is adjacent to the heading “Annual Fund Operating Expenses” into the table itself.

Response.  The revisions will be made.

4.	Comment. Please change the heading to read “Annual Fund Operating Expenses” each time it appears in the table and introduction to the Example.

Response.  The revisions will be made.

5.	Comment. “Shareholder Service Fees” should not be a separate line in the table, but may be included as a sub-item under Other Expenses.

Response.  The Funds will include Shareholder Service Fees as a sub-item under Other Expenses.

6.	Comment. Delete the footnote explaining “Acquired Fund Fees and Expenses.”

Response.  The footnote will be deleted.

7.	Comment. Please confirm that the Annual Fund Operating Expense Tables will include a line for Acquired Fund Fees and Expenses if such expenses are more than 1 basis point.

Response: The Annual Fund Operating Expense Tables will include the required line item.

8.	Comment. Please confirm that Total Annual Fund Operating Expenses are higher than Net Expenses if “Fee Waivers and Expense Reimbursements” and “Net Expenses” are included in the table.

Response.  The Funds confirm that at least one of the Fund’s classes in the table has Total Annual Fund Operating Expenses that are higher than Net Expenses if “Fee Waivers and Expense Reimbursements” and “Net Expenses” are included in the table.

9.
Comment.  Please confirm that the expense limitation agreement complies with the requirements of Form N-1A (the “Form”).  In addition, confirm that the footnote should not disclose that the Board approves the new expense limitation agreement.

Response.  The Funds confirm that the footnote complies with the requirements of the Form.  Please note that as part of our review, we deleted the sentence that says what the expenses would be without acquired funds fees and expenses.  In addition, we hereby confirm that it is the service providers who decide whether or not to continue the expense caps, and as a result, our process does not require the Board to approve the expense limitation agreement.

Example Table

10.	Comment. Please revise the introductory paragraph to the example table so that it conforms to the Form.

Response.  We have revised the introductory paragraph to meet the requirements of the Form with the allowances made in Item 3, Instruction 4(a).

11.	Comment. Please delete the footnotes to the example tables including the following:

*   Assumes sales charge is deducted when shares are purchased.
** Assumes applicable deferred sales charge is deducted when shares are sold.
*** Reflects conversion of Class B Shares to Class A Shares after they have been owned for eight years.

Response.  The proposed revisions will be made.

12.
Comment.  Please include all classes in both tables, the one showing what will happen if you sell your shares and also the one showing what will happen if you do not sell your shares.  In addition, revise the headings to the tables to reflect these changes.

Response.  The proposed revisions will be made.

General Strategy Comments

13.	Comment – General Strategy Comment. If the Fund says that it invests in equity securities, disclose what types of equity securities a Fund may invest in as part of its principal strategy.

Response.  To the extent not already included, this disclosure has been added.  For those Funds that have an 80% policy, we have also added clarifying disclosure explaining what types of equity securities the Fund invests in to implement the Fund’s main strategies.

14.	Comment – General Strategy Comment. List any “other derivatives” that a Fund may invest in as a principal strategy.

Response.  In reviewing the disclosure for the comment, we decided to remove the reference to “other derivatives” because we do not believe, following consultation with the investment adviser staff, that there are other derivative types in which the Funds invest as a main or principal strategy.

15.	Comment – General Strategy Comment. Please explain what “as tools in the management of portfolio assets” means in the following derivatives disclosure:

The Fund may use futures contracts, options, swaps and other derivatives as tools in the management of portfolio assets, to hedge various investments, for risk management and to increase the Fund’s income or gain.

Response. We reviewed the comment with our investment adviser staff, and as a result, we revised the disclosure as follows:

The Fund may use derivative, including futures contracts, options and swaps, to more effectively gain targeted equity exposure from its cash positions, to hedge various investments, for risk management and to increase the Fund’s gain.

Main Risks

16.	Comment – General Risk Comment. Delete the first sentence to the introductory paragraph to the risk section.

Response. The first sentence will be deleted.

17.	Comment – General Risk Comment. If a Fund has a portfolio turnover greater than 100%, please include a high portfolio turnover risk section in the summary.

Response.  The requested risk disclosure has been added to the summaries for the Funds where the portfolio turnover is greater than 100%.

Past Performance

18.	Comment. The introductory paragraph to the bar chart and average annual total returns table should conform to the requirements of the Form.

Response.  We believe that disclosure as provided below conforms to the requirements of the Form.  We note that Item 4(b)(2)(i) of the Form does not prescribe exact language, but rather only requires an explanation illustrating the variability of a Fund’s returns.  The disclosure below (for the Value Opportunities Fund, by way of example) provides such an explanation because it illustrates how a Fund’s performance changed over time, and how such performance compares to a broad measure of market performance, e.g., the indexes.

This section provides some indication of the risks of investing in the Fund.  The bar chart shows how the performance of the Fund’s Class A Shares has varied from year to year for the past seven calendar years.  The table shows the average annual total returns over the past one year, five years and life of the Fund.   It compares that performance to the Russell 1000® Value Index, and the Lipper Large-Cap Value Funds Index, an index based on the total returns of certain mutual funds within the Fund’s designated category as determined by Lipper.  Unlike the other index, the Lipper index includes the expenses of the mutual funds included in the index.  Past performance (before and after taxes) is not necessarily an indication of how any class of the Fund will perform in the future.  Updated performance information is available by visiting www.jpmorganfudns.com or by calling 1-800-480-4111.

The performance figures in the bar chart do not reflect any deduction for the front-end sales load which is assessed on Class A Shares. If the load were reflected, the performance figures would have been lower.

19.
Comment.  Please confirm that the Funds will include a sentence in the introductory paragraph explaining that the bar chart performance does not reflect the impact of sales charges if the class shown has a sales charge.

Response.  The Funds confirm that the disclosure will be included where applicable (see Comment 18 for an example).

20.
Comment.  Some of the prospectuses include a footnote explaining that shareholders may see a different share class in the bar chart and average total return table than they did in last year’s prospectus because share classes have been combined.  Please delete such footnotes from the bar charts and average total returns table.

Response.  The footnotes will be deleted.

21.	Comment. Please delete the footnote from the bar chart that identifies each Fund’s fiscal year.

Response.  The footnote will be deleted.

22.
Comment.  Please change the parenthetical to the heading on the Average Annual Total Returns Table to read “(For periods ended December 31, 2008).”  In addition, please move the % sign that is adjacent to the heading into the table itself.

Response.  The revisions will be made.

23.	Comment. Please delete the following footnote from the average annual total returns table.

Investors cannot invest directly in an index.

Response.  The footnote will be deleted.

24.	Comment. Please remove the footnote to the average annual total returns table that explains that Class B performance is combined with Class A because of the conversion feature.

Response.  The footnote will be deleted.

25.
Comment.  Please delete footnotes to the average annual total returns table that describe how performance is linked to the performance of prior classes or funds or move it to another place in the prospectus.

Response.  We respectfully decline to delete these footnotes.  We believe that this disclosure is necessary for shareholders to understand how the performance may be affected when performance of the share class is linked to the performance of a different share class, fund or other performance predecessor.  We have, however, combined this disclosure into a footnote that covers both the bar chart and the table in order to reduce the disclosure.  Please note that we have also retained another footnote that we did not specifically discuss when you provided general comments to remove the footnotes; this footnote is included for funds that initially had no outside shareholders and says that for a certain amount of time after inception, there was no shareholder activity and that fact may have impacted performance.  This footnote was added originally in response to an SEC staff comment, and we believe it is information that is important to assist shareholders in understanding their Fund’s performance.

26.	Comment. Please delete footnotes to the average annual total returns table that indicate when a Fund commenced operations if the Fund is less than 10 years old, such as the following:

The Fund commenced operations on 5/15/06.  Performance for the benchmarks is from 5/31/06.

Response.  We respectfully disagree with this comment.  We believe that such disclosure is important to help investors understand the time period covered by the returns.  We have deleted the second sentence in the example if the performance for the benchmarks is for the same time period as the Fund.

Portfolio Management

27.	Comment. Please explain what is meant by the “primary” portfolio managers.

Response.  We describe as “primary” portfolio managers those who are primarily responsible for day-to-day management of a Fund in accordance with Item 5(b) and the associated Instruction 2 of the Form.

Payments to Broker-Dealers and Other Financial Intermediaries

28.	Comment. Please revise the second sentence of this section to read:

These payments may create a conflict of interest by influencing the broker-dealer or financial intermediary and your salesperson to recommend the Fund over another investment.

Response.  The revisions will be made.

More About the Funds

29.	Comment. In this section, disclose which strategies are principal investments for each particular Fund.

Response.  We believe that our existing disclosure complies with this request.  The Fund summaries indicate what strategies are the “main,” or principal, strategies of each Fund.  The “More About the Funds” section indicates what additional strategies are may be used by the Funds in satisfying their investment objectives. To clarify which strategies apply to which Funds, we will add an explanation saying that the main strategies for each Fund are disclosed in its summary.

30.	Comment. Please revise the fundamental policy box to focus on the fundamental investment objectives.

Response.  The revisions will be made.

31.	Comment. In “Convertible Securities Risk,” delete the fourth sentence and revise the fifth sentence to read as follows:

Convertible securities are usually subordinated to comparable nonconvertible securities.

Response.  The revisions will be made.

32.	Comment. Are all the risks that are included in the “More About the Funds” section also included in the Fund summaries?

Response.   All the risks that have been summarized in the Fund summaries are included in the “More About the Funds” section with more fulsome disclosure.  Risks that did not require any summarizing to be included in the Fund summaries, i.e., the disclosure was brief enough such that its complete inclusion would not unnecessarily add to the length of the Fund summaries, have not been restated in the “More About the Funds” section so as to avoid rote repetition.  (Examples of such disclosure include Index Investing Risk and High Portfolio Turnover Risk.)  To clarify which risks apply to which Funds, we will add an explanation saying that the main risks for each Fund are disclosed in its summary and that the “More about the Funds” provides additional information.

B.      Specific Comments to the J.P. Morgan U.S. Equity Fund Prospectuses

33.	Comment – Disciplined Equity Fund. Please include the market capitalization range for the large and mid cap securities in which the Fund will invest.

Response. We will revise the disclosure to say that the Fund will invest in securities with market capitalizations similar to those within the S&P 500 and add a sentence that gives the market capitalization range for the S&P 500 as of 9/30/09.

34.	Comment – Disciplined Equity Fund. Please add to the first sentence of the paragraph under the Average Annual Total Return table:

 , and the after-tax return for the other class will vary.

Response. The revision will be made.

35.	Comment – Diversified Fund. Disclose the lowest rated bonds in which the Fund can invest as a principal strategy.

Response. The revision will be made.

36.	Comment – Diversified Fund. If sub-prime mortgage-backed securities or “life settlement” securities are principal strategies, disclose that fact in the strategy section.

Response. We have confirmed that sub-prime mortgage-backed securities or “life settlement” securities are not principal strategies that need to be disclosed.

37.	Comment – Diversified Fund. In the last sentence of the fourth paragraph under Main strategies, say:

. . . the Fund may also invest in certain high yield, high risk, and non-investment grade securities also known as junk bonds.

Response. The revisions will be made.

38.
Comment – Diversified Fund.  In Investments in Mutual Funds Risk, revise the last part of the sentence to say that shareholders will indirectly be paying for the underlying funds expenses.  Change “impacted” to “diminished.”

Response. In response to your comment, we will modify the disclosure to read as follows:

To the extent the Fund invests in underlying J.P. Morgan Funds, the Fund’s investment performance and risks are directly related to the performance and risks of the underlying funds.  Shareholders will indirectly bear the expenses charged by those underlying funds.

39.	Comment – Diversified Fund. In Income Securities Risk, please add disclosure to explain what happens when interest rates increase.

Response. In response to your comment, we added the following disclosure:

If interest rates increase, the value of the Fund’s income securities generally drops.

40.	Comment – Diversified Fund. In High Yield Securities Risk, if D rated securities are a principal investment, explain that D rated securities are in default.

Response.  We have confirmed that D rated securities are not a principal investment; accordingly, no new disclosure will be added.

41.	Comment –Equity Income Fund. If investing in junk bonds is a principal strategy, please disclose it as such.

Response.  We have confirmed that junk bonds are not a principal investment; accordingly, no new disclosure will be added.

42.	Comment –Equity Income Fund. Please include ETF, foreign securities, and high yield securities risk disclosure if applicable.

Response.  We will include foreign securities risk disclosure related to the Fund’s investments in depositary receipts.   ETF and high yield securities risk disclosure is not applicable and does not have to be added.

43.	Comment –Equity Income Fund. Please delete the asterisk at the end of the last sentence in the past performance introduction.

Response. We will remove the asterisk.

44.
Comment –Equity Index Fund.  Please move the footnote regarding the fact that S&P is not a sponsor or affiliate of the Fund to a parenthetical or somewhere else since it looks like a footnote to the fee table.

Response. We will move the footnote to the strategy discussion.

45.	Comment –Equity Index Fund. Please add risk disclosure saying that the Fund’s performance may not correlate with that of the index.

Response. The revision will be made.

46.	Comment –Equity Index Fund. Is foreign securities risk disclosure necessary for this Fund?

Response. In response to this comment, we have confirmed with one of the Fund’s portfolio managers that foreign securities risk disclosure is not necessary for this Fund.

47.	Comment – Growth and Income Fund. Please explain how the Fund complies with its 80% policy of investing in common stocks and still invests significantly in REITs and convertible securities.

 Response. While the Fund must comply with its 80% policy of investing in common stocks, up to 20% of its assets may still be invested to a significant degree in other types of securities, such as REITs and convertible securities.  We believe that any investment that may constitute 20% of a Fund’s portfolio is significant.  We have revised the disclosure in the second paragraph as follows in order to clarify how these concepts work together:

While common stocks are the Fund’s primary investment, the Fund may inv significantly in real estate investment trusts (REITs) and depository receipts.

48.	Comment –Growth and Income Fund. Please include foreign securities risk disclosure if applicable.

Response. We will include foreign securities risk disclosure related to the Fund’s investments in depositary receipts.

49.	Comment – U.S. Large Cap Core Plus Fund. Please include ETF, REIT or foreign securities risk disclosure if applicable.

Response. We will include foreign securities risk disclosure.  Discussion of ETFs and REITs will be removed from the Fund’s strategy section (though we note that it is included for the Fund in the “More About the Funds” section), and so no risk disclosure is necessary in the Fund’s summaries.

50.
Comment – Value Opportunities Fund.  Please move the information included in footnote 1 to the Annual Fund Operating Expenses table to the discussion of Rule 12b-1 fees in the “How to do Business with the Funds” section of the prospectus.

Response. We will move the disclosure as requested.

C.      Specific Comments to the JPMorgan Value Opportunities Fund Statement of Additional Information (SAI)

51.
Comment – Value Opportunities Fund -- Fundamental Investment Restrictions – page 26 of the SAI.  In the SAI, some of the fundamental investment restrictions say that certain activities are permitted to the "extent permitted by applicable law." For these restrictions, please explain what current applicable law permits. Specifically, this comment is provided in relation to the fundamental investment restrictions concerning borrowing, making loans and senior securities.

Response. The Fund believes that it already substantially complies with this request. To the extent the Fund engages in any practice set forth in the fundamental investment restrictions, the Fund provides a description of such strategy/practice and the corresponding 1940 Act requirements, if it enhances shareholder understanding, in the "Investment Strategies and Policies" section of the SAI. The Fund notes that the General Instructions to Form N-1A do not require that information in the SAI be included in any particular order.

52.	Comment – Value Opportunities Fund -- Fundamental Investment Restrictions – page 26 of the SAI. Please clarify what is meant by concentrate.

Response. We will clarify what is meant by concentrate by adding the following explanatory note directly following the related fundamental investment restriction:

(Concentrate is herein defined to mean that the Fund may not purchase any securities which would cause 25% or more of the total assets of the Fund to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities and repurchase agreements involving such securities.)

We acknowledge the following on behalf of the Fund: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

We appreciate your consideration of our response to your comments and should you have any questions concerning the above, please contact Elizabeth Davin at (614) 248-7598 or Stephanie Pfromer at (202) 842-5633.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Vice President and Assistant General Counsel, Office of the General Counsel
JPMorgan Chase & Co.

/s/ Stephanie L. Pfromer
Stephanie L. Pfromer
Assistant Secretary to the JPMorgan Value Opportunities Fund, Inc.